       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                             COMMISSION FILE NUMBER:000-23962

                               BUDGET GROUP, INC.
                                SAVINGSPLUS PLAN
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                        (FULL TITLE AND ADDRESS OF PLAN)

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
               (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO PLAN
                 AND ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)

                              REQUIRED INFORMATION

The following financial statements for the Budget Group, Inc. SavingsPlus Plan are included herein:

1. An audited statement of net assets available for benefits as of the end of each of the latest two fiscal years of the plan.

2. An audited statement of changes in net assets available for benefits for the latest fiscal year of the plan.

                                INDEX TO EXHIBITS

EXHIBIT NO.      DESCRIPTION
-----------      -----------

    23.1         Consent of Arthur Andersen LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget Group, Inc. SavingsPlus Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             BUDGET GROUP, INC. SAVINGSPLUS PLAN

                                             By: BUDGET GROUP, INC.


Date: June 27, 2001                          By: /s/ Thomas L. Kram
     -----------------------                    --------------------------------
                                                Thomas L. Kram
                                                Vice President and Controller

                          BUDGET GROUP, INC. SAVINGSPLUS PLAN

                          FINANCIAL STATEMENTS
                          AS OF DECEMBER 31, 2000 AND 1999,
                          TOGETHER WITH REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of Budget Group, Inc. SavingsPlus Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. We were also engaged to audit the supplemental schedule of assets held for investment as of December 31, 2000. These financial statements and supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Orlando, Florida,
May 11, 2001

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

                                                         2000                1999
                                                     ------------        ------------

INVESTMENTS, at fair value:
      Budget Group, Inc. common stock .......        $  2,841,504        $  4,196,501
      Mutual funds ..........................          78,121,927          91,876,477
      Money market funds ....................          13,385,859          10,858,590
      Participant notes receivable ..........           5,083,402           5,160,384
                                                     ------------        ------------
         Total investments ..................          99,432,692         112,091,952
PARTICIPANTS' CONTRIBUTIONS RECEIVABLE ......             637,237             656,623
EMPLOYER'S CONTRIBUTION RECEIVABLE ..........             131,461             142,176
                                                     ------------        ------------
      Total assets ..........................         100,201,390         112,890,751
                                                     ------------        ------------

EXCESS CONTRIBUTIONS PAYABLE ................             202,186                  --
ACCRUED EXPENSES ............................              83,102                  --
                                                     ------------        ------------
      Total liabilities .....................             285,288                  --
                                                     ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS ...........        $ 99,916,102        $112,890,751
                                                     ============        ============

        The accompanying notes are an integral part of these statements.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
    Participants' contributions .................................        $  7,947,056
    Employer's contributions (net of utilized forfeitures) ......             884,605
    Dividends and interest ......................................           3,327,965
                                                                         ------------

                                                                           12,159,626
                                                                         ------------
DEDUCTIONS:
    Benefits paid to participants ...............................          15,257,379
    Net realized and unrealized depreciation on investments .....           9,248,237
    Administrative expenses .....................................             628,659
                                                                         ------------
                                                                           25,134,275
                                                                         ------------

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS ...............         (12,974,649)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year ............         112,890,751
                                                                         ------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year ..................        $ 99,916,102
                                                                         ============

         The accompanying notes are an integral part of this statement.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

1.       PLAN DESCRIPTION:

The following description of the Budget Group, Inc. SavingsPlus Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (IRC). Substantially all non-union employees of Budget Group, Inc. (the Employer or Budget) who have completed at least 1,000 hours of service and one year of employment are eligible. Effective January 1, 2000, eligibility was changed to a continuous period of employment of 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions and Plan Options

Participants may contribute up to a maximum of 15 percent of their base pay on a pretax basis and up to 10 percent of their after-tax pay. Contributions are also limited by certain statutory requirements.

Each participant may select the investment funds in which his contributions will be invested. As of December 31, 2000 and 1999, participants were able to choose among the following investment options: the Washington Mutual Investors Fund, the Income Fund of America, the Bond Fund of America, the Alliance Premier Growth Fund, the Templeton Foreign Fund, the Franklin Small Cap Growth Fund, the Collective Short-term Investment Fund, the Franklin Money Market Fund, and Budget common stock.

Budget matches 50 percent on the first 2 percent of the employee's pre-tax compensation contributed and 25 percent on the next 2 percent of the employee's pre-tax compensation contributed. The nondiscretionary match is allocated to the Employer stock.

Additional amounts may be contributed at the option of Budget's Board of Directors. There were no discretionary contributions during 2000 and 1999. The Plan allows employees to self direct the discretionary contribution. The Plan allocates the discretionary contribution based on employee's compensation under the permitted disparity limit in accordance with the IRC section 401(l).

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Vesting in Budget's matching contributions and earnings and losses thereon occurs over a period of five years of service at the rate of 40 percent after two full years and 20 percent for each year thereafter. (See Note 8)

Vesting in the employer discretionary contributions plus earnings and losses thereon occurs upon completion of five 1,000-hour calendar years of service with the Employer. All calendar years of service will be considered in calculating vesting, provided participants worked at least 1,000 hours in those years.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer contributions or to pay plan expenses. Such forfeitures utilized during the year ended December 31, 2000 totaled $666,934, and were netted against Employer contributions on the Statement of Changes in Net Assets Available for Benefits. Forfeited nonvested accounts available for use in future periods totaled $6,996 and zero at December 31, 2000 and 1999, respectively.

Benefit Payments

On termination of service due to death, disability, retirement or termination, a participant shall receive a lump-sum amount equal to the value of the participant's vested account balance, as defined in the Plan.

Participant Loans

Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans shall bear interest at a rate that is commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. A loan is repayable over a period not extending beyond five years, unless such loan is used to acquire a principal residence of the participant. Interest rates range from 6.0 percent to
11.0 percent for loans outstanding at December 31, 2000.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments

At December 31, 2000, the Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

At December 31, 2000 and 1999, purchases and sales of securities were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. The fair value of Budget's stock at December 31, 2000 and 1999 was $2,841,504 and $4,196,501, respectively.

Benefits Paid

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 1999 financial statements to conform to the 2000 presentation.

3.       ADMINISTRATIVE EXPENSES:

Substantially all administrative and investment expenses are paid by the Plan.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  2000                1999
                                                              ------------        ------------

         Net assets available for benefits per the
             financial statements ....................        $ 99,916,102        $112,890,751
         Benefits payable ............................                  --              (8,792)
                                                              ------------        ------------
         Net assets available for
             benefits per the Form 5500 ..............        $ 99,916,102        $112,881,959
                                                              ============        ============

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2000, per the financial statements to the Form 5500:

                                                                                          AMOUNT
                                                                                       ------------

         Benefits paid to participants for financial reporting purposes .......        $ 15,257,379
         Add: Benefits payable at December 31, 2000 ...........................                  --
         Less: Benefits payable at December 31, 1999 ..........................               8,792
                                                                                       ------------
         Benefits paid to participants per the Form 5500 ......................        $ 15,248,587
                                                                                       ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.       INCOME TAX STATUS:

The Internal Revenue Service has determined and informed Budget by a letter dated on September 3, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.       RELATED PARTY TRANSACTIONS:

The Collective Short-Term Investment Fund is managed by the trustee, Bank of New York Company, Inc., a party-in-interest.

7.       INVESTMENTS:

Investments that represent 5 percent or more of the Plan's net assets available for benefits, as of December 31, 2000 and 1999, are as follows:

                                                                   DECEMBER 31,
                                                         --------------------------------
                                                             2000                1999
                                                         ------------        ------------

         Washington Mutual Investors Fund .......        $ 24,127,403        $ 25,615,260
         Income Fund of America .................          14,914,476          16,023,850
         Alliance Premier Growth Fund ...........          17,102,309          18,813,083
         Franklin Small Cap Growth Fund .........          12,471,462          10,462,140
         Franklin Money Market Fund .............          13,385,859          10,858,590
         Participant notes receivable ...........           5,083,402           5,160,384
         Ryder Investment Fund ..................                  --          10,636,428

During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(9,248,237), as follows:

Mutual funds ........................................................................      $ (4,900,065)
Budget Group, Inc. common stock .....................................................        (4,348,172)
                                                                                           ------------
         Net realized and unrealized depreciation in fair value of investments             $ (9,248,237)
                                                                                           ============

8.       SUBSEQUENT EVENT:

Effective January 1, 2001, the Budget Group, Inc. SavingsPlus Plan was amended and restated (Amended Plan) as approved by the Compensation Committee of Budget Group, Inc. The major changes relate to eligibility, employer contributions, and vesting. Each employee immediately becomes eligible in the Amended Plan. Budget will match 60% of the first 6% of the employee's compensation contributed. Employees are 100% vested in employer contributions after three years.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

               SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 2000

IDENTITY OF ISSUE, BORROWER, LESSOR OR
SIMILAR PARTY                                        DESCRIPTION OF INVESTMENT            FAIR VALUE
-------------                                        -------------------------           ------------

The American Funds Group                       Washington Mutual Investors Fund          $ 24,127,403
The American Funds Group                       Income Fund of America                      14,914,476
The American Funds Group                       Bond Fund of America                         4,869,685
Alliance Group                                 Alliance Premier Growth Fund                17,102,309
Franklin Templeton                             Templeton Foreign Fund                       4,348,545
Franklin Templeton                             Franklin Small Cap Growth Fund              12,471,462
Bank of New York Company, Inc.*                Collective Short-Term Investment Fund          288,047
                                                                                         ------------
         Total mutual funds                                                                78,121,927

Franklin Templeton                             Franklin Money Market Fund                  13,385,859

Budget Group, Inc.*                            Common stock                                 2,841,504

Participant notes receivable*                  Interest rates ranging from 6.0
                                               percent to 11.0 percent,
                                               maximum of five years to
                                               maturity, except for loans
                                               used to acquire the
                                               principal residence of the
                                               Participant                                  5,083,402
                                                                                         ------------

        Total assets held for investment                                                 $ 99,432,692
                                                                                         ============

*Represents a party-in-interest.